 Filed pursuant to Rule 424(b)(3)
File No. 333-252742

AFA MULTI-MANAGER CREDIT FUND

Supplement dated September 21, 2021, to the

Prospectus dated May 25, 2021

This Supplement contains information beyond that contained in the Prospectus for the AFA Multi-Manager Credit Fund (the “Fund”) and should be read in conjunction with the Prospectus. Capitalized terms used in this Supplement and not otherwise defined shall have the meanings given to them in the Prospectus.

Effective September 21, 2021, the following amendment is made to the Prospectus:

The section entitled “Distribution Policy” on page 7 of the Prospectus is deleted in its entirety and replaced with the following:

Distribution Policy	The Fund intends to make quarterly distributions to its shareholders equal to 6% annually of the Fund’s NAV per Share (the “Managed Distribution Policy”). This predetermined dividend rate may be modified by the Board from time to time.

If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of this predetermined dividend rate, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as the remaining net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Payments in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the Shares. After such adjusted tax basis is reduced to zero, the payment would constitute capital gain (assuming the Shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the Investment Company Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. As required under the Investment Company Act, the Fund will provide a notice to shareholders at the time of a payment or distribution when such does not consist solely of net income. Additionally, each payment will be accompanied by a written statement which discloses the source or sources of each payment. The IRS requires you to report these amounts, excluding returns of capital, (such amounts will be reported by the Fund to shareholders on IRS Form 1099) on your income tax return for the year declared. The Fund will provide disclosures, with each payment, that estimates the percentages of the current and year-to-date payments that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize payments made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. Nevertheless, persons who periodically receive the payments may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any payment from the Fund is net profit.

The Board reserves the right to change the Managed Distribution Policy from time to time.

Each Shareholder whose Shares are registered in its own name will automatically be a participant under the Fund’s dividend reinvestment program (the “DRIP”) and have all income dividends and/or capital gains distributions automatically reinvested in Shares priced at the then-current NAV unless such Shareholder, at any time, specifically elects to receive income dividends and/or capital gains distributions in cash. A Shareholder receiving Shares under the DRIP instead of cash distributions may still owe taxes and, because Fund Shares are generally illiquid, may need other sources of funds to pay any taxes due. Inquiries concerning income dividends and/or capital gains distributions should be directed to the Fund’s Administrator, UMB Fund Services, Inc. at 1 (844) 440-4450 or 235 West Galena Street, Milwaukee, WI 53212. Shareholders who hold their Shares in the name of a broker or dealer participating in the offering should contact the broker or dealer to determine whether and how they may participate in, or opt out of, the DRIP.

Please contact UMB Fund Services, Inc. at 1 (844) 440-4450 or your broker-dealer for more information.

Please retain this Supplement with the Prospectus for future reference.